UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 6)

Calavo Growers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

128246105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128246105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lecil E. Cole

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 969,223
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 969,223
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 969,223
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.17%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	The percentage ownership in the Issuer’s Common Stock, $0.001 par value, is based upon 15,720,540 issued and outstanding shares based on the January 13, 2014 Form 10K.

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Item 1.

(a) Name of Issuer:

Calavo Growers, Inc., a California corporation

(b) Address of Issuer’s Principal Executive Offices:

1141-A Cummings Road, Santa Paul, California 93060

Item 2.

(a) Name of Person Filing:

Lecil E. Cole.

(b) Business Address:

1141-A Cummings Road, Santa Paul, California 93060

(c) Citizenship:

United States citizen.

(d) Title of Class of Securities:

The class of securities to which this Schedule 13G relates is common stock, par value $0.001 (“Common Stock”).

(e) CUSIP Number:

128246105

Item 3.	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not Applicable

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a) Not applicable.

(b) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2014	/s/ Lecil E. Cole
Lecil E. Cole

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